UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                      May                               , 2003
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                               Golar LNG Limited
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                (Translation of registrant's name into English)

                   Par-la-Ville Place, 14 Par-la-Ville Road,
                           Hamilton, HM 08, Bermuda
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                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F        X      Form 40-F
                               --------              ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                      No       X
                               --------              ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Golar LNG Limited (the "Company"), dated May 9, 2003.

                                   Exhibit 1

Marathon / Golar LNG / GGS S.A. Receives CRE Permit for Tijuana Regional Energy Center LNG Import Terminal

-- Marathon Oil Corporation (NYSE: MRO) and its joint development partners, Grupo GGS, S.A. de C.V. and Golar LNG Limited, in the Tijuana Regional
Energy Center project announced today that Mexico's Comision Reguladora de Energia (CRE or Energy Regulatory Commission) has awarded a gas-storage permit to Marathon subsidiary Gas Natural Baja California, S. de R.L. de C.V. for the construction and operation of a liquefied natural gas (LNG) storage facility to be located near Tijuana, Baja California, Mexico.

Marathon's permit submission is the first of its kind accepted and approved by the Mexican government. This gas storage permit gives Marathon and its partners the necessary federal approval to offload LNG, and to regasify LNG at the proposed complex to supply clean-burning natural gas to regional markets.

"The CRE permit approval is an important milestone in the development of the Tijuana Regional Energy Center, which will provide clean, efficient energy and approximately 20-million gallons of fresh water to the region on a daily basis," said John Hattenberger, senior vice president, Marathon International Petroleum, Ltd. "We are pleased to be the first to receive a federal permit, and look forward to continued progress in the development of this important project."

Announced in 2002, the proposed Tijuana Regional Energy Center is an integrated complex that will consist of an LNG offloading terminal and a 750 million cubic feet per day regasification plant, a 1,200-megawatt power generation plant to supply regional electricity needs, a 20-million gallon per day seawater desalination plant to provide fresh water for the city of Tijuana, wastewater treatment facilities to augment existing processing capacity of the San Antonio de los Buenos treatment plant, and related natural gas pipeline infrastructure.

The Tijuana Regional Energy Center will be a state of the art complex designed to meet the region's expected population growth and stimulate economic development in the coming years. The Regional Energy Center will provide clean, efficient and readily available energy and water needed to fuel the Tijuana region's growth, while also improving local infrastructure capacities that will help protect the environment, and enhance the overall quality of life in the region.

Currently, the Marathon-led consortium is proceeding with additional regulatory reviews and permits as required by federal and local authorities in Mexico. Assuming regulatory approvals and execution of successful commercial and financing plans, construction of the Tijuana Regional Energy Center would begin in late 2003, with start up expected in 2006.

CEO of Golar LNG Tor Olav Tr0im says in a comment :" We are very pleased with the fact that we now have received the the CRE permit. Participation in terminal projects is an important part of Golars strategy to develop a logistical LNG transportation company that can offer more flexible service to our customers."

Contact persons : media,

Paul Weeditz, +1-713-296-3910, or Susan Richardson,
+1-713-296-3915, or investor relations, Ken Matheny, +1-713-296-4114, or
Howard Thill, +1-713-296-4140, all of Marathon Oil Corporation Golar LNG Ltd. CEO Tor Olav Tr0im + 47 906 88267.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                Golar LNG Limited
                                      ------------------------------------
                                                  (Registrant)




Date    May 13, 2003              By          /s/ Kate Blankenship
        ----------------              ------------------------------------
                                                  Kate Blankenship
                                     Secretary and Chief Accounting Officer

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